Contact

www.linkedin.com/in/itsjuliegriggs (LinkedIn)

www.joinplottwist.com (Company)

Top Skills

Critical Thinking

Healthcare

Mental Health

Certifications

Physician Assistant

Honors-Awards

Distinguished Senior Award

Judith Yannariello PhD Endowed Scholarship

Dean's Award of Excellence for Outstanding Service

Julie Griggs ♀#

Co-founder of PlotTwist (formerly Fourplay Social) | Healthcare Provider | Eternal Optimist | Hype Woman | Multiple (Irish) Exits | ✌

New York, New York, United States

Summary

A nurturer by nature and passionate about making a difference, I earned my master's degree in Physician Assistant Studies from Rutgers University after earning a bachelor's degree in Health Policy & Administration from Penn State University. I graduated from Rutgers as the recipient of the Dean's Award of Excellence for Outstanding Service, an honor given to one physician assistant student in the program dedicated to community service.

I started my career at a Federally Qualified Health Center providing primary care to the medically underserved. Then in an unexpected plot twist, I found myself co-founder & CEO of PlotTwist (formerly Fourplay Social), on a mission to improve the overall wellness of singles. Our early adopters became PlotTwist Superfans and some even became our investors.

On PlotTwist, single friends create a joint profile and swap small talk for actually fun, four-person outings. PlotTwist is about the unexpected outcomes that happen when you prioritize social connection over transactional first dates: the friendships you didn't see coming, the chaotic tales you'll laugh about for years (I have plenty!), and yes, sometimes even the love you never expected (first PlotTwist wedding coming 2026).

So here I am: a physician assistant turned accidental entrepreneur. I'm scrappy, hardworking, coachable, passionate, empathetic, and unapologetically myself. I'm also an athlete, a bookworm, a mental health advocate, a younger sister (who acts like the older sister), a proud aunt, a loyal friend, and the most outgoing introvert you'll ever meet. I'm on a mission to not just do well in life, but to do GOOD.

I believe in treating people with respect and compassion, and would love to connect with others who do the same.

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Experience

PlotTwist (formerly Fourplay Social)
Co-Founder & CEO
January 2019 - Present (7 years 2 months)
New York, New York, United States

Team up with someone you know, connect with people you don't, and make group plans that turn strangers into community.

Healthcare
Physician Assistant
September 2019 - Present (6 years 6 months)
New York, United States

Physician assistant providing care to medically underserved communities in New York.

Scroobious
Scroobious Innovation Council Member
August 2025 - Present (7 months)

Members-only community of founders, investors, and the investor-curious working to reshape capital access through relationship-first engagement. Fosters strategic connections and peer learning to support better business decisions.

Graham & Walker
Catalyst Program Batch 1
June 2022 - June 2022 (1 month)

The Graham & Walker Catalyst is a cohort-experience program that helps women startup founders succeed in VC and get fundraise-ready in two weeks. As a selectee out of hundreds of applicants, I dove into topics ranging from investing instruments & term sheets, cap table success, dilution, co-founder equity, understanding valuation data, customer success, and more.

Education

Penn State University
Bachelor of Science - BS, Health Policy & Administration · (2010 - 2014)

Rutgers University
Master of Science - MS, Physician Assistant · (2016 - 2019)